UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)
Information Statement Pursuant to Rules 13d-1 and 13d-2 Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Exeter Resource Corp
(Name of Issuer) Common Shares
(Title of Class of Securities)
301835104
(CUSIP Number) December 31, 2015
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this schedule is filed:
[X] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 301835105

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Geologic Resource Partners LLC
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [X]
3.		SEC Use Only
4.		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	0
10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.		Percent of Class Represented by Amount in Row (9)%
12.		Type of Reporting Person	CO, IA

Cusip No. 301835104

Item 1(a).	Name of Issuer
The name of the issuer to which this filing on Schedule 13G relates is Exeter Resource Corp (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices
The principal executive offices of the Company are located at 999 West Hastings Street, Suite 1660, British Columbia, Canada V6C2W.

Item 2(a).	Name of Person Filing
This statement is being filed by Geologic Resource Partners LLC ("GRP"), a Delaware limited liability company.

GRP, a registered investment adviser, serves as (a) investment advisor to Geologic Resource Opportunities Fund Ltd. ("GROF Ltd") and Geologic Resource Fund Ltd ("GRF Ltd") and (b) the general partner to Geologic Resource Opportunities Fund LP ("GROF LP") and Geologic Resource Fund LP ("GRF LP", together with GROF Ltd, GRF Ltd and GROF LP, the "Funds").  The Funds directly hold Common Shares for the benefit of the investors in those Funds.

GRI Holdings LLC ("GRI Holdings") is the majority owner and manager of GRP.  George Ring Ireland ("Mr. Ireland"), Chief Investment Officer of GRP, is the majority owner of GRI Holdings, and is, therefore, a majority indirect owner of GRP.  By virtue of these relationships, GRI Holdings and Mr. Ireland may have been deemed to beneficially own the Common Shares held by the Funds; however, the filing of this statement shall not be construed as an admission that GRI Holdings or Mr. Ireland were the beneficial owner of the Common Shares held by the Funds.

Item 2(b).	Address of Principal Business Office or, if none, Residence
535 Boylston Street, Boston, MA  02116.

Item 2(c).	Citizenship
Delaware.

Item 2(d).	Title of Class of Securities
The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Shares (“Common Shares”).

Cusip No. 301835104

Item 2(e).	CUSIP Number
The CUSIP number of the Company’s Common Shares is 301835104.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[X]	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

[  ]  If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership
The information set forth in Rows 5 through 11 of the cover page to this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Each of the Funds hold a portion of the outstanding Common Shares of the Company and as such have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

Cusip No. 301835104

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein. By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 301835104
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2016

GEOLOGIC RESOURCES PARTNERS LLC
By:	/s/ George R. Ireland
George R. Ireland Managing Member